EXHIBIT 99.2

Vox Royalty – Investor Letter – Not All That Glitters

February 10, 2026

Dear Valued Shareholders,

We are pleased to publish our third annual investor letter. I am privileged and excited for this opportunity to share with you an updated summary of our philosophies, values, and beliefs after another year of significant progress at Vox. At present, we find ourselves in a volatile gold and metals bull market, rife with exuberance and optimism. However, we, like many of our investors, are tempered and focused on fundamentals and, as the saying goes, very cognizant that “not all that glitters is gold”.

Our 2025 annual scorecard (still preliminary at writing) exceeded management’s high expectations, with records in each of the following categories: (i) annual receiptsi of $16.6 million, up +50% vs. 2024, (ii) Q4 receiptsi of $7.4 million, up +150% vs. Q4 2024, and (iii) annual capital deployed of $73 million (vs. $50 million total capital deployed from 2019 – 2024). Growing our 2025 annual receiptsi by 50% and securing a transformational Global Gold Portfolio in September 2025 for $60 million were defining milestones for the year.

Vox’s Early Pledges

In our inaugural shareholder letter, we outlined that Vox was conceived in 2014 to provide generalist investors with uncorrelated value through commodity-linked returns. The origin of the name Vox was an adaptation on the VIX volatility index, acknowledging that volatility, when harnessed correctly with the right approach, provides opportunity to create significant risk-adjusted value or “convexity”. Our “true north” objective is, and was, generating the highest risk-adjusted returns on invested capital.

We detailed to shareholders our belief that Vox’s competitive advantages and discipline would lead to success, both fundamentally and in ultimate market realization of value. We discussed that our ability to scale would be marked with discipline and opportunism. We predicted that our cost of capital would decline, our transaction opportunity set would increase, and our ability to scale without sacrificing returns would be possible. I am pleased to say that these goals have been achieved and are expected to continue, with our capital allocation philosophies unchanged despite current market exuberance.

We have never expected steady linear growth in our revenues – we are skeptical of “up-to-the-right”, growth-at-all-cost revenue charts – and we fully expect annual variability as our operating partners optimize mine plans and project development schedules. But we are optimistic that, over the long run, our portfolio-level returns will outperform other mining and royalty companies, with a lower risk profile than other mid-sized royalty companies.

2025 Milestones Achieved

Vox realized many transformational milestones in 2025, leading me to say it was our best year yet. On the fundamental side of the business, we realized record annual receiptsi from our royalty and offtake-streaming interests, and the operating leverage of the firm will be showcased in our upcoming financial results. We also deployed the most capital in our 11+ year history. We added six producing assets and now have over 70 royalties and streams. It was also a significant year from a capital markets perspective as Vox was added to the Russell 2000 index, the world’s most prominent small-cap index with a combined market cap of $3 trillion, which contributed to an approximate (i) 125% share liquidity increase, and (ii) 240% total dollars traded increase, year over year. We are optimistic that Vox will be included in the GDXJ precious metals index later in Q1 2026 (subject to maintaining current market cap and meeting required floating index market cap threshold on February 27, 2026), given our +50% weighting to gold, which presents broader liquidity and exposure benefits for the business.

The $60 million Global Gold Portfolio that we acquired in September was the opportunity that we had been patiently waiting for, which contributed significantly to Vox’s per share metrics and resulted in a record amount of capital allocated in any calendar year. We could devote an entire shareholder letter to the attributes that drew us to the Global Gold Portfolio, but we will spare investors that lengthy detour. In fact, 2025 investments alone of $73 million exceeded the total amount of capital allocated by Vox between 2019 and 2024 of $50 million.

Vox Shareholder letter – February 10, 2026

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We also acquired attractively priced Australian copper royalties in (i) Kanmantoo in Q2, (ii) Stockman in Q4, and (iii) an opportunistic countercyclical acquisition of the Wyloo North Iron Ore royalty in Q3. Post our January 2026 amendment from Equinox’s Brazilian mines to its flagship Greenstone mine in Canada, our producing asset count now stands at 12, providing immense revenue diversification.

All of these acquisitions and capital allocated are consistent with our disciplined approach. We seek to acquire assets at attractive risk-adjusted value which also possess substantial imbedded optionality.

The most significant risk in our industry is any exceptional circumstance that results in a permanent loss of capital. We reflected on a painful lesson in Q4 2025, when we incurred an impairment charge of $764,016 on our Brits vanadium royalty asset in South Africa, which was acquired in 2020. This impairment resulted from the prior private equity-backed operator, Bushveld Minerals, electing not to progress the Brits project, before entering a Business Rescue Plan (South African administration), and a subsequent operator relinquishing its prospecting right application in Q4 2025 following prolonged regulatory delays. While the due diligence outcome on this investment was positive – a potential +20 year mine life, derisked extension of an existing operating open pit and adjacent to existing vanadium processing infrastructure – we ultimately learned that the compounding negative factors of (i) South African development risk, and (ii) what turned out to be local JV issues, present unacceptable combined risks, even at a $764,016 position size.

Metals Markets and Commodity Exposures

As we issue this letter, each of gold, silver and copper, are priced near all-time record highs, driven by a mix of dollar debasement, tariff-induced stockpiling and repriced global geopolitical uncertainty. We find ourselves in a highly dynamic market to find mispriced value.

Post the Global Gold Portfolio transaction in September, we are now over 80% weighted to gold by asset count, not as a result of goal-seeking to this weighting, but rather happy riders on the bullet train that has been the gold price. The remaining balance of our revenue and valuation is predominantly weighted to copper and iron ore – industrial metals which we remain optimistic about given demand growth, grade decline, and a decade of underinvestment.

Our focus on risk-adjusted returns naturally tilts towards mining projects that are advantaged by lower capital intensity and rapid startup timelines – either as the restart of a brownfields mine, or as a satellite discovery to a well-capitalised production hub. These project selection criteria are proving to be well-suited to the current commodity price environment, where producers are looking for derisked projects that can be rapidly brought online in 2026 and 2027.

Outlook

Our organic growth outlook for 2026 and 2027 is stronger than ever – from the commencement of mining from Sugar Zone, Horseshoe Lights, Mt Ida, Kookynie, and a potential restart of the Los Filos gold mine in Mexico. We remain very optimistic about the development pathway at Red Hill, but we can’t comment further until a resolution has been reached in the legal proceedings concerning that asset.

On our offtake-streams, we look forward to continued gold price volatility and potential volume growth from the Sugar Zone mine restart in 2026 (mining expected to resume 2026, processing anticipated in 2027) and further information on the potential restart of the Los Filos mine in Mexico. We believe that our offtake-streams will remain valuable over the long term, despite expected periods of monthly and quarterly volatility, given our potential to capture outsized margins from periods of extreme gold price volatility within our 6 – 8 day quotation periods.

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On inorganic growth and future acquisitions – we remain patient but inspired to leverage our fully-undrawn $75 million credit facility, waiting for the proverbial “fat baseball pitches” where we see mispriced value in gold, silver, copper and select other mined commodities in top-tier jurisdictions.

A Pilgrimage of a Lifetime – The Last Dance at the Berkshire AGM

Our team embarked on an unconventional initiative making the trip to Omaha in May 2025 and attended the last Berkshire AGM led by Warren Buffett. It had been a bucket list item for our senior executive team to attend the “Woodstock of Capitalism” in Omaha. We held a few traditional investor events, but the most exciting one was our guerilla-marketing initiative of a 4am coffee truck at the AGM lineup, where we traded coffees for 60-second discussions on the merits of Vox Royalty. It was a frigid morning but packed with warm and energized conversations about how our business model was designed around many Buffett and Munger core principles. The breadth of Berkshire investors we met at our coffee truck was inspirational for our management team, from Midwestern plumbers, to Caterpillar employees from Peoria, to entrepreneurs running their own cashflow-compounding conglomerates (e.g. a chain of bakeries in the Philippines) – all united by their mutual gratitude for the wealth that Berkshire and Buffett have generated for their families. It was the happiest group of unassuming investors I have seen and I hope one day Vox has the opportunity to host a similar energetic event with equally happy and prosperous investors.

There were key takeaways from the event and also recent readings that are worth reflecting on and timely in terms of a discussion around Vox’s key capital allocation principles. Buffett spent time discussing his fondness of “Toll Gate” type businesses, which we believe are very akin to Vox’s business. In this context, this year he was referencing Coca Cola… “is like owning a toll bridge — you collect returns without needing to continually invest large sums of capital”. He also mentions that “opportunities don’t present orderly”, and as he is widely quoted, “when it rains gold put out the bucket, not the thimble.” Buffet also spent time addressing his philosophy around earnings, pointedly stating that Berkshire is never focused on quarterly results or annual numbers, but rather on the long term, as that is the only time scale that matters.

These principles are deeply aligned with our capital allocation philosophies at Vox. We have systematically built Vox to be a ‘gross overriding’ business, seeking to minimize capital required for its maintenance. We also seek to provide immense optionality as volatility works in our favor. I mentioned in an online interview in early 2025 that with a stronger platform and a reduced cost of capital through our credit facility, we now have the proverbial “bucket” and can take advantage of opportunities. This is exactly what we did with the Global Gold Portfolio that we acquired in September 2025, which was the realization of this axiom. We are already realizing the benefits from this acquisition, and it portends to more opportunistic additions to the portfolio ahead. We realize that volatility is not randomness we can predict. Our aim is to build a business that is robust and extremely durable that will allow us to mitigate risk and compound capital successfully over time.

Not All That Glitters – Avoiding the Pitfalls of a Bull Market

Our executive team at Vox certainly does not possess a crystal ball. However, we have been allocating capital for over 10 years in our niche sector of mining royalties and streams. We have seen the cycles from all angles. Whilst we do believe that fiat currencies will continue to be debased, we can not predict how high or low metal prices will go over any type of near-term timeframe. As I was reading Richer, Wiser, Happier by William Green, a quote very much resonated with our philosophy on metals, capital allocation, and the resiliency that we seek to build in Vox: “We just want to acknowledge that there are things that may not play out so well in the future. You want to be structured to participate in the march of mankind, but to survive the dips along the way.”ii In our view, metals should march forward in price over the long term. Artificial Intelligence is likely to continue driving demand for metals and inflation will be persistent. Prices will be subject to positive and negative swings, but we believe that our business will asymmetrically succeed in the good times and that our disciplined entry prices will provide a margin of safety when things don’t go as planned.

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I say it every year, but sincerely, I am grateful for the opportunity to serve our shareholders. I hope to see many of you on the road this year and that next year I can also say that 2026 was our best year yet. Rest assured we will be striving passionately every year for that goal.

February 10, 2026	Kyle Floyd Founder, CEO, Chairman – Vox Royalty Corp.

Co-Author – Spencer Cole, President & CIO – Vox Royalty Corp.

Forward-Looking Statements

This investor letter includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as “expects,” “believes,” “anticipates,” “intends,” “estimates,” “seeks” and variations and similar words and expressions are intended to identify such forward-looking statements; however, the absence of any such words and expressions does not mean that a statement is a not a forward-looking statement. Such forward-looking statements relate to future events or future performance, but reflect Vox Royalty Corp. management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the section entitled “Risk Factors” in Vox Royalty Corp.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2024. Except as expressly required by applicable securities law, Vox Royalty Corp. disclaims any intention or obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise.

Berkshire 2025 AGM (from left to right: Spencer, Kyle, Pascal and Eduardo) – The closest we came to Mr. Buffett

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Berkshire 2025 AGM – 4am Vox Coffee Truck for fellow value investors

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i Receipts is a non-GAAP financial measure, which is defined as including net precious metal income related to Vox’s offtake agreements, representing the proceeds Vox receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, plus royalty revenue recognized during the period. Management uses royalty and net precious metal receipts to evaluate the underlying operating performance of Vox for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use royalty and net precious metal receipts to evaluate the results of the underlying business. Management believes that royalty and net precious metal receipts is a useful measure of Vox performance because it adjusts for items which management believes reflect Vox’s core operating results from period to period. Royalty and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

ii William Green, Richer, Wiser, Happier: How the World's Greatest Investors Win in Markets and Life, Scribner, 2021.

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